                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                (Amendment No. 2)


                          SATCON TECHNOLOGY CORPORATION
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   803893 10 6
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [ ] Rule 13d-1(c)

           [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NUMBER:  803893 10 6                                    Page 2 of 5 Pages


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1.   Names of Reporting Persons
     I.R.S. Identification No. of above persons (entities only)

     David B. Eisenhaure
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2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Not applicable.
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     United States of America
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                            5.   Sole Voting Power

                                 2,951,751 shares (1)
                          ------------------------------------------------------
Number of Shares
Beneficially Owned by       6.   Shared Voting Power
Each Reporting Person
With:                            873,600 shares (2)
                          ------------------------------------------------------

                            7.   Sole Dispositive Power

                                 2,951,751 shares (1)
                          ------------------------------------------------------

                            8.   Shared Dispositive Power

                                 873,600 shares (2)
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,825,351 shares (1) (2)
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]

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11.  Percent of Class Represented by Amount in Row (9)

     22.2%
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12.  Type of Reporting Person (See Instructions)

     IN
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(1) Includes 187,500 shares of Common Stock issuable upon exercise of outstanding stock options which may be exercised on or before March 1, 2003 and 2,693 shares of Common Stock to be issued before March 1, 2003 as company-matching grants under the SatCon Technology Corporation 401(k) Plan.

(2) Includes 773,600 shares of Common Stock held by Mechanical Technology Incorporated and 100,000 shares of Common Stock issuable upon exercise of warrants held by Mechanical Technology Incorporated as of December 31, 2002. Mr. Eisenhaure is a director of Mechanical Technology Incorporated and disclaims beneficial ownership of these shares.

CUSIP NUMBER:  803893 10 6                                    Page 3 of 5 Pages


ITEM 1(a)          NAME OF ISSUER:

                   SatCon Technology Corporation


ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   161 First Street
                   Cambridge, MA 02142-1221


ITEM 2(a).         NAME OF PERSON FILING:

                   David B. Eisenhaure


ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   c/o SatCon Technology Corporation
                   161 First Street
                   Cambridge, MA 02142-1221


ITEM 2(c).         CITIZENSHIP:

                   David B. Eisenhaure is a citizen of the United States.


ITEM 2(d).         TITLE OF CLASS OF SECURITIES:

                   Common stock, $0.01 par value per share.


ITEM 2(e).         CUSIP NUMBER:

                   803893 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
                   A: Not applicable.

                   (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                   (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                            Act;

                   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                   (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

                   (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                   (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP NUMBER:  803893 10 6                                    Page 4 of 5 Pages


                   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                   (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.            OWNERSHIP:

                   (a)       Amount Beneficially Owned:  3,825,351 shares (1)(2)

                   (b)       Percent of Class:  22.2%

                   (c)       Number of shares as to which such person has:

                            (i)     Sole power to vote or to direct the
                                    vote:  2,951,751 shares (1)

                            (ii) Shared power to vote or to direct the vote: 873,600 shares (2)

                            (iii) Sole power to dispose or to direct the disposition of: 2,951,751 shares (1)

                            (iv) Shared power to dispose or to direct the disposition of: 873,600 shares (2)


ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                   Not applicable.


ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                   Not applicable.


ITEM 9.            NOTICE OF DISSOLUTION OF GROUP:  Not applicable.


ITEM 10.           CERTIFICATIONS: Not applicable.




(1) Includes 187,500 shares of Common Stock issuable upon exercise of outstanding stock options which may be exercised on or before March 1, 2003 and 2,693 shares of Common Stock to be issued before March 1, 2003 as company-matching grants under the SatCon Technology Corporation 401(k) Plan.

(2) Includes 773,600 shares of Common Stock held by Mechanical Technology Incorporated and 100,000 shares of Common Stock issuable upon exercise of warrants held by Mechanical Technology Incorporated as of December 31, 2002. Mr. Eisenhaure is a director of Mechanical Technology Incorporated and disclaims beneficial ownership of these shares.

CUSIP NUMBER:  803893 10 6                                    Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2003                   /s/ David B. Eisenhaure
                                            ------------------------------------
                                            David B. Eisenhaure